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PROSPECTUS SUPPLEMENT Dated December 29, 2004	Filed Pursuant to Rule 424(b)(3) Registration No. 333-114247

PROSPECTUS SUPPLEMENT
DATED DECEMBER 29, 2004
TO PROSPECTUS DATED
JUNE 1, 2004 OF

CELLEGY PHARMACEUTICALS, INC.

4,000,000 SHARES
COMMON STOCK

        This prospectus supplement includes information reported by Cellegy Pharmaceuticals, Inc. on a Report on Form 8-K previously filed with the Securities and Exchange Commission as well as certain other information. This prospectus supplement, together with the prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities. This prospectus supplement should be read in conjunction with the prospectus dated June 1, 2004, as amended and supplemented, which is to be delivered with this prospectus supplement. All capitalized terms used but not defined in the prospectus supplement shall have the meanings given them in the prospectus.

FORWARD LOOKING STATEMENTS

        This prospectus supplement contains forward-looking statements that involve substantial risks and uncertainties. These statements may generally be identified by the use of such words as "expect," "anticipate," "believe," "intend," "plan," "will," or "shall." These forward-looking statements are based on current expectations and entail various risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth in the prospectus dated June 1, 2004, as amended and supplemented, and in our annual report on Form 10-K for the year ended December 31, 2003, and documents we file since that date with the Securities and Exchange Commission.

        The following information is added to the prospectus listed above:

Recent Developments

        On December 23, 2004, Cellegy received a communication from the U.S. Food and Drug Administration, or FDA, in the form of a Not Approvable Letter for its product Cellegesic™ (nitroglycerin ointment). Cellegesic was the subject of a New Drug Application, or NDA, that was filed with the FDA for the treatment of pain associated with chronic anal fissures. In a press release dated December 23, 2004, Cellegy indicated that it was evaluating the FDA's letter and will carefully consider all of its options. The failure of the FDA to grant marketing approval for Cellegesic could have a material adverse effect on Cellegy's business, prospects and stock price.

        Cellegesic, branded "Rectogesic™" outside the United States, is approved in the United Kingdom for the treatment of pain associated with chronic anal fissures. Launch of Rectogesic in the United Kingdom through ProStrakan Group Limited, which has a licensing and distribution agreement with Cellegy, is expected in the first half of 2005.

        Fortigel™, branded Tostrex™ outside the United States, is currently undergoing regulatory review in Sweden for the treatment of male hypogonadism caused by testosterone deficiency. ProStrakan has also licensed rights to Tostrex for the United Kingdom and other European markets. Cellegy is in discussions with the FDA to determine the final design of a Phase 3 trial required for marketing approval of Fortigel in the United States.

        Cellegy recently enhanced its women's healthcare product portfolio through the acquisition of Biosyn, Inc. and its lead product Savvy™, a contraceptive gel intended to prevent HIV-AIDs in women. Savvy is in advanced Phase 3 clinical trials for contraception and for the prevention of HIV. The transaction involved an exchange of approximately 2,462,000 shares of Cellegy common stock for 100% of Biosyn's issued and outstanding capital stock. Cellegy also agreed to assume and pay approximately $3.2 million of certain balance sheet liabilities of Biosyn. Cellegy will pay up to an additional $15 million upon commercial launch of Biosyn's lead product in the United States, a portion of which will be payable upon commercial launch in selected major overseas markets, following successful completion of required clinical trials and the receipt of required regulatory approvals. Under the terms of the definitive share exchange agreement, all outstanding options and warrants to acquire shares of Biosyn capital stock were assumed by Cellegy and converted into options and warrants to acquire up to approximately 318,504 shares of Cellegy common stock.

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PROSPECTUS SUPPLEMENT DATED DECEMBER 29, 2004 TO PROSPECTUS DATED JUNE 1, 2004 OF